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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                            TITAN EXPLORATION, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                  888289 10 5
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                 Schedule 13G/A
CUSIP No. 888289 10 5

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         R. Gamble Baldwin


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
         (See Instructions)                                              (b) [ ]

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


                           5        SOLE VOTING POWER
 NUMBER OF
   SHARES                           6,190,541
BENEFICIALLY
  OWNED BY                 6        SHARED VOTING POWER
    EACH
 REPORTING                          0
  PERSON
   WITH                    7        SOLE DISPOSITIVE POWER

                                    6,190,541

                           8        SHARED DISPOSITIVE POWER

                                    0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,190,541

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         15.3%

12       TYPE OF REPORTING PERSON (See Instructions) IN


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ITEM 1.

         (a)  Name of issuer:  Titan Exploration, Inc.

         (b)  Address of issuer's principal executive offices:

                  500 West Texas, Suite 500
                  Midland, Texas  79701
ITEM 2.

         (a)  Name of person filing:

                  This report is filed by R. Gamble Baldwin ("Mr. Baldwin"). Mr. Baldwin is the sole general partner of G.F.W. Energy, L.P., a Delaware limited partnership ("Energy"), which is the sole general partner of Natural Gas Partners, L.P., a Delaware limited partnership ("NGP").

         (b) Address of principal business office:

                  The address of the principal business office of Mr. Baldwin is 1130 Park Avenue, New York, New York 10128.

         (c)  Citizenship:

                  Mr. Baldwin is a citizen of the United States of America.

         (d) Title of class of securities: Common Stock, par value $.01 per share

         (e)  CUSIP Number:  888289 10 5

ITEM 3.  STATUS AS PERSON FILING PURSUANT TO RULE 13d-1(b) OR 13d-2(b):
         Not Applicable

ITEM 4.  OWNERSHIP

         (a) Amount beneficially owned: 6,190,541 shares. Mr. Baldwin may, as the sole general partner of Energy, be deemed to be the beneficial owner of all 6,159,366 shares of Common Stock of the issuer beneficially owned by NGP, of which Energy is the sole general partner. In addition, Mr. Baldwin acquired 9,100 shares of Common Stock of the issuer in his individual capacity prior to the registration of the issuer's Common Stock under Section 12 of the Act and acquired 22,075 shares of Common Stock of the issuer in his individual capacity in exchange for shares of common stock of Offshore Energy Development Corporation ("OEDC"), pursuant to a merger of OEDC with and into a wholly-owned subsidiary of the issuer. Thus, Mr. Baldwin may be deemed to be the beneficial owner of an aggregate of 6,190,541 shares, which constitute approximately 15.3% of the total number outstanding.

         (b) Percent of class:  15.3%.




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         (c) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:
                           6,190,541 shares
                  (ii)     shared power to vote or to direct the vote:  None
                  (iii) sole power to dispose or to direct the disposition of: 6,190,541 shares
                  (iv) shared power to dispose or to direct the disposition of: None

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 13, 1998                          /s/ R. GAMBLE BALDWIN
                                                  ------------------------------
                                                  R. Gamble Baldwin



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